Exhibit 1.01

MDU Resources Group, Inc.

Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten for purposes of this Report. For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country. Pursuant to the Rule, we undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products, as more fully described in this Report.

Numerous terms in this Report are defined in the Rule and the reader is referred to the Rule and to Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

Company Overview

MDU Resources Group, Inc. (herein referred to as “MDU Resources,” the “Company,” “we,” “us,” or “our”) is a diversified natural resource company which operates in a number of business segments, including electric, natural gas distribution, pipeline and energy services, exploration and production, construction materials and contracting, and construction services.

Products Overview

The Company, through its wholly-owned subsidiary MDU Construction Services Group, Inc., (“MDU Construction Services”) specializes in constructing and maintaining electric and communication lines, gas pipelines, fire suppression systems, and external lighting and traffic signalization equipment. MDU Construction Services also provides utility excavation services and inside electrical wiring, cabling and mechanical services, sells and distributes electrical materials, and manufactures and distributes specialty equipment. The specialty equipment that is manufactured by MDU Construction Services, through its wholly-owned subsidiary Wagner-Smith Equipment Co., includes electric transmission line pullers, tensioners, reel stands, reel carriers, and electric transmission pole and material trailers (the “Specialty Equipment”).

Based upon MDU Resources’ internal assessment, certain of the Specialty Equipment products are the only products that are either manufactured or contracted to be manufactured by the Company and its subsidiaries which contain conflict minerals. Accordingly, for purposes of this Report, only the Specialty Equipment products were considered.

Supply Chain Overview

MDU Resources has performed a detailed analysis of our Specialty Equipment product components and the role that suppliers play throughout our manufacturing and product delivery processes. We do not purchase ore or unrefined conflict minerals from mines and we are many steps removed in the supply chain from the mining of the conflict minerals. Instead, the Company purchases materials used in our Specialty Equipment from a large network of suppliers and some of those materials contribute necessary conflict minerals to certain of our products. The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are the consolidating points for raw ore and are in the best position in the total supply chain to know the origins of the ores. We rely upon our suppliers to assist with our RCOI and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us.

RCOI

We defined the scope of our conflict minerals due diligence by identifying and contacting our current suppliers that provide components or engage in manufacturing activities for use in our Specialty Equipment products that may contain conflict minerals. We adopted the EICC-GeSI Conflict Minerals Reporting Template (the “Template”) established by the Electronic Industry Citizenship Coalition® (EICC) and the Global e-Sustainability Initiative (GeSI). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters and refiners the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in the supplier’s products, as well as the supplier’s due diligence processes. We sent the Template to the suppliers of materials used in our Specialty Equipment for the 2013 reporting year.

There is significant overlap between our RCOI efforts and our due diligence efforts discussed below.

Design of Our Due Diligence Program

Our due diligence program has been developed in conformity with the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition), and related Supplement on Tin, Tantalum and Tungsten and Supplement on Gold (collectively, the “OECD Guidance”), specifically as it relates to our position in the minerals supply chain as a “downstream” purchaser.

Our conflict minerals due diligence program includes components, summarized below, related to the five-step framework set forth in the OECD Guidance:

Management Systems

•    MDU Resources has established an internal “Conflict Minerals” team which is responsible for implementing and overseeing our conflict minerals compliance strategy. Our team includes individuals from relevant function areas including accounting, legal, finance and operations.

•    We have established a system of controls and transparency over the mineral supply chain through the adoption and use of the Template, the supply chain survey designed to identify the smelters and refiners that process the necessary conflict minerals contained in our Specialty Equipment.

•    Our employees, vendors, customers and other stakeholders may report any concerns relating to our conflict minerals program by telephone or online through our EthicsPoint system.

Identify and Assess Risks in Our Supply Chain

With respect to the OECD requirement to strengthen engagement with suppliers, our conflict minerals due diligence program involves identifying direct suppliers that supply products to us that may contain conflict minerals. We then survey such suppliers, requesting relevant information regarding the origins of conflict minerals used in the products they supply to us and the smelters and refiners used in connection with such conflict minerals. MDU Resources follows up, by telephone and written correspondence, with those suppliers that do not respond by a specified date. We compare the smelters and refiners identified in the supply chain survey against the list of facilities that have received a “conflict-free” designation by the Conflict-Free Sourcing Initiative (the “CFSI”).

Design and Implement a Strategy to Respond to Risks

MDU Resources intends to work with suppliers who are sourcing minerals from non-conflict-free smelters and refiners to move towards using conflict-free facilities within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

We encourage our suppliers to advocate and adhere to our philosophy of sourcing conflict minerals from socially responsible suppliers, including conflict-free mines, and support industry efforts to encourage smelters and refiners to seek “conflict-free” designation by the CFSI.

Report on Supply Chain Due Diligence

MDU Resources makes its Conflicts Mineral Report available on its website at www.mdu.com/integrity/governance/conflictmineralsreport.

The content of our website referred to in this Report is included for general information only and is not incorporated by reference into this Report.

Due Diligence Results

For reporting year 2013, we surveyed 121 suppliers of materials for our Specialized Equipment using the Template. Of the suppliers surveyed, 57% (69 suppliers) responded to our request for information. We have relied on these suppliers' responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

As the result of our due diligence, we have gathered one smelter name from our supply chain, which is identified on the list of CFSI's certified conflict-free smelters list and considered to be conflict-free. The identified smelter is Minsur, which supplied tin that originated in Peru.

On the basis of the due diligence measures described in this Report, MDU Resources cannot exclude the possibility that some of the conflict minerals used in its Specialty Equipment products may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources. We do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our Specialized Equipment products or the smelters and refiners used to process such conflict minerals.

Future Due Diligence Measures

As we continue to develop our due diligence program, we intend to take the following steps, among others, to continue to mitigate the risk that the necessary conflict minerals in our Specialty Equipment could benefit armed groups in the DRC or adjoining countries:

•    Enhance supplier communication to improve supply chain survey completion and due diligence data accuracy;

•    Continue to identify additional smelters and refiners and encourage them to obtain “conflict-free” designation; and

•    Further refine our due diligence program. For example, in May 2014 we adopted a Conflict Minerals Policy pursuant to which we will:

1.	Work closely with our suppliers to determine the potential use of conflict minerals in our supply chain and, when appropriate, work with them to remediate issues and source more responsibly.

2.
Expect our conflict minerals suppliers to conduct the necessary inquiry and, where appropriate, additional due diligence to provide us with confirmation of the source of the materials used in their processes and ultimately present in our manufactured products; and

3.	Encourage our suppliers to advocate and adhere to our philosophy of sourcing conflict minerals from socially responsible suppliers, including conflict-free mines in the DRC region.

The Conflict Minerals Policy is available on our website at www.mdu.com/integrity/governance/conflictmineralsreport.